Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

November 14, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER LOWERS OPERATING COSTS TO KEEP MINES PROFITABLE

Great Panther Resources Limited (TSX: GPR; the “Company”) wishes to advise its shareholders that operating costs at its two 100% owned Mexican mines have been lowered significantly in response to declining commodity prices. A substantial increase in electricity costs and smelter charges, mostly coming in the third quarter, also increased the emphasis on lowering the costs that the Company could control. In late September, a cost cutting program was implemented in conjunction with an increase in cut-off grades at both the Guanajuato and Topia Mines such that total operating costs for November and December are projected to be considerably lower than third quarter costs. The continuation of this program into 2009 is projected to result in a combined operating cost of US$7.40 per ounce for the two mines next year. These actions have reduced production estimates for the fourth quarter, but the annual goal, of 1.75 million Ag Eq oz is still achievable.

At Topia, the Company had been operating 14 individual mines in the district that all fed ore to the central plant, and each of which had its own cost structure due to different vein widths and grades, degree of mine development required, etc. As such, the Company has the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recover. As a result of this process, more than half of these, mostly smaller, mines have been closed and overall tonnage from the Topia operation is expected to decrease by about 50%. Overall, head grades from the remaining mines have increased by about 25%, resulting in slightly less metal output but doing so at an operating profit. While some mining contractors have been terminated, others have been redeployed into the more profitable mines in order to boost production in these areas. Due to the rugged terrain at Topia, access to the mines is provided via tunnels into the sides of the mountains and there are no water issues, so closing individual mines is simply a matter of removing any mobile equipment and they can be reopened at any time.

At Guanajuato, several cost reductions have been implemented and the cut-off grade has been raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. Production from the lower grade San Vicente Mine has been terminated and production from the Promontorio Mine has also been deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment have been moved from these areas into the higher grade and profitable Rayas Mine. Both San Vicente and Promontorio are close to surface and accessible by ramp, such that no care and maintenance is required and they can be re-opened at any time in the future. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher capacity but only 4 days per week. The Company has now signed a new contract for the sale of its concentrates from Guanajuato. The existing contract with Met-Mex Peñoles was due to expire in December and it has been mutually agreed for Guanajuato to seek an alternative purchaser for its concentrates. The new contract results in significant cost savings.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

In this continuing drive to cut costs, all capital expenditures have been deferred into 2009 and will be reviewed on a quarterly basis. Any mine development that is not related to immediate production has also been deferred. Exploration has been stopped on all projects for the time being, and staffing levels have been reduced accordingly.

Great Panther today also reported revenues and earnings results for the three months ended September 30, 2008. The third quarter, while seeing record production once again, was negatively impacted by lower commodity prices and higher costs. While many mines, faced with the same negative results, have been forced to close, Great Panther’s management have taken the necessary actions to keep their operations viable. The aforementioned cost-cutting measures will have a strong positive affect in the fourth quarter such that the third quarter results should be considered in the context of a one-time event caused by the rapidity of external forces and the time required to react to them.

THIRD QUARTER HIGHLIGHTS:

  Mineral sales revenue increased by 6% to $4.4 million for the three months ended September 30, 2008 from $4.1 million for the three months ended September 30, 2007; and by 56% to $17.0 million for the nine months ended September 30, 2008 from $10.8 million for the same period in 2007.

  Earnings from mining operations(1) decreased to ($0.8) million in the third quarter 2008 from $0.5 million for the third quarter 2007 but increased 127% to $2.8 million for the nine months ended September 30, 2008 from $1.2 million for the same period in 2007.

  Cash used in operating activities decreased from $3.6 million in the third quarter of 2007 to $2.4 million in the third quarter of 2008, an improvement of 32%. Cash used in operating activities decreased by $6.0 million to $3.0 million, a 67% improvement, on a year to date basis.

  Record quarterly production of 444,686 silver equivalent ounces (Ag Eq oz) in the third quarter 2008 from 361,107 Ag Eq oz in the third quarter 2007, an increase of 23%. Total year to date production increased by 33% to 1,312,397 Ag Eq oz from 989,900 Ag Eq oz.

  Deep drilling at the Cata Mine in Guanajuato continued to delineate excellent grades of silver and gold and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres.

  Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick.

  The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t silver (Ag), 0.95g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn) as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

(1) “Earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion).

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

“Great Panther has reacted to the global financial crisis by implementing a stringent cost-cutting program that will allow the Company to generate an operating profit at both of its mines at current commodity prices. In addition, corporate strategies are being evaluated that will create growth opportunities and increase shareholder value over the longer term,” stated Robert Archer, Great Panther’s President and CEO.

“Our management team is focused on ensuring the Company’s success during a time of significant volatility in both the capital markets as well as the world price for silver,” added Kaare Foy, Great Panther’s Executive Chairman.

Results for the three months ended September 30, 2008 may be viewed on SEDAR and the Company’s website www.greatpanther.com.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.